Mail Stop 4561

August 17, 2009

Mr. Selig Zises
Interim Chief Executive Officer
Mangosoft, Inc.
29 Riverside St., Suite A Box 8
Nashua, NH 03062

> **Re:** **Mangosoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-30781**

Dear Mr. Zises:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief